Exhibit 99.2

Results of Continuing Operations

The following discussion solely reflects results from continuing operations, unless otherwise noted.

Year Ended December 31, 2012 and Year Ended December 31, 2011

The following table presents the results of operations of the Company for the years ended December 31, 2012 and December 31, 2011 (amounts in thousands).

	Year Ended December 31, 2012	Year Ended December 31, 2011
	(unaudited)	(unaudited)(1)

OPERATING REVENUES	$8,928	$12,220

EXPENSES:
Commissions	(107)	(150)
Voyage expenses	(158)	(146)
Vessel operating expenses	(3,266)	(2,928)
General and administrative expenses	(8,249)	(16,521)
Depreciation and amortization expenses	(6,564)	(8,180)
Impairment losses	(7,054)	(83,950)

	(25,398)	(111,875)

Operating loss from continuing operations	(16,470)	(99,655)

OTHER (EXPENSES) / INCOME, NET:
Interest and finance expense	(86,549)	(22,672)
Loss on extinguishment of convertible notes	(293,109)	-
Interest income	-	68
Other expense, net	(3,528)	(1,457)

Total other expenses, net	(383,186)	(24,061)

Loss before equity in net earnings in Joint Ventures	(399,656)	(123,716)
Loss from investments in Joint Ventures	(2,469)	-

Loss from continuing operations	(402,125)	(123,716)
Income / (Loss) from discontinued operations	(1,800)	(166,679)

Net loss	(403,925)	(290,395)
Less: Net loss attributable to the noncontrolling interest	1,363	-
Net loss attributable to NewLead Holdings' Shareholders	$(402,562)	$(290,395)

(1)

The statements of operations for the years ended December 31, 2011 and 2010 differ from the audited statements of operations contained in our Annual Report on Form 20-F for the year ended December 31, 2011 due to changes resulting from determining in 2012 that certain operations should now be treated as discontinued operations. While the top line and bottom line totals remain the same, the change in presentation has resulted in a change in the way the component numbers are shown.  These changes have not yet been audited and, accordingly, the statement of operations column is labeled unaudited notwithstanding the prior audit.

Revenues

For the year ended December 31, 2012, operating revenues from vessels were $8.4 million, compared to $12.2 million for the year ended December 31, 2011. In addition, for the year ended December 31, 2012, operating revenues from management of vessels were $0.5 million, compared to $0 for the year ended December 31, 2011. The decrease in revenue was attributable primarily to the reduction in the market charter rates of our two owned vessels. For the years ended December 31, 2012 and 2011, our time charter equivalent (TCE) rates were $11,649 per day and $16,913 per day, respectively, reflecting the reduction in charter rates.

Fleet utilization for the years ended December 31, 2012 and 2011 was 99.6% and 100.0%, respectively. Fleet utilization for the year 2012 reflected 3.1 unforeseen off-hire days. During the years ended December 31, 2012 and 2011, all vessels in our fleet were fixed on time charters.

Commissions

Chartering commissions were $0.11 million and $0.15 million for the years ended December 31, 2012 and 2011, respectively, reflecting the reduction of our charter rates.

Voyage Expenses

Voyage expenses were $0.16 million during the year ended December 31, 2012, compared to $0.15 million during the year ended December 31, 2011. Both amounts are attributable to ad-hoc port and other voyage expenses.

Vessel Operating Expenses

Vessel operating expenses were $3.3 million during the year ended December 31, 2012, compared to $2.9 million during the year ended December 31, 2011. This difference primarily reflected $0.6 million less gain attributable to claims. Excluding the amount attributable to claims, vessel operating expenses decreased by $0.2 million, reflecting more efficient ship management. As a consequence, our total direct daily vessel operating expenses increased to $4,758 in 2012 from $3,642 in 2011, mainly reflecting the claims received during 2011.

General and Administrative Expenses

General and administrative expenses were $8.2 million during the year ended December 31, 2012, compared to $16.5 million during the year ended December 31, 2011. The decrease is mainly attributable to a decrease in salaries and other general and administration expenses by approximately 60% as a result of our restructuring efforts and costs minimization. This decrease was partly offset by a $0.8 million increase in share based compensation costs.

Depreciation and Amortization

Depreciation and amortization was $6.6 million during the year ended December 31, 2012, compared to $8.2 million during the year ended December 31, 2011, reflecting the decreased depreciation and amortization of our vessels, due to the impairments recognized in the book value and backlog asset for the Newlead Markela. This decrease was partially offset by the higher amortization due to dry-docking repairs performed on the Newlead Victoria during 2012.

Impairment Loss

In light of recent market conditions as well as company-specific conditions that existed in 2012 and 2011, we evaluated the carrying amounts of our long-lived assets during and at the end of each of those periods. We recognized an impairment loss of $7.1 and $2.4 million on our long-lived assets (vessels and intangibles) in the years ended December 31, 2012 and 2011, respectively.

Moreover, we evaluated the recoverability of goodwill in our reporting units and recognized an impairment loss of $81.6 million for the year ended December 31, 2011, fully writing-off goodwill.

Interest and Finance Expense / Interest Income

	Year Ended December 31,	Year Ended December 31,
	2012	2011
	(unaudited)	(unaudited)(1)

Interest expense excluding change in fair value of interest rate swaps	$8.7	$12.1
Other finance expenses	6.9	3.0
	15.6	15.1
Amortization of the beneficial conversion feature	71.6	8.2
Change in fair value of interest rate swaps	(0.7)	(0.6)
	70.9	7.6

Interest and finance expense	$86.5	$22.7

(1)	The interest and finance expense/interest income for the year ended December 31, 2011, which numbers are derived from the statements of operations, differs from the audited interest and finance expense/interest income contained in our Annual Report on Form 20-F for the year ended December 31, 2011 due to changes resulting from determining in 2012 that certain operations should now be treated as discontinued operations. While the top line and bottom line totals remain the same, the change in presentation has resulted in a change in the way the component numbers are shown. These changes have not yet been audited and, accordingly, the interest and finance expense/interest income column is labeled unaudited notwithstanding the prior audit.

Interest and finance expense was $86.5 million for the year ended December 31, 2012, compared to $22.7 million for the year ended December 31, 2011. The expense for 2012 included a $71.6 million non-cash charge from the amortization of the BCF embedded in the 7% senior unsecured convertible notes (the “7% Notes”). Excluding the amortization of the BCF and a $0.7 million gain resulting from the change in the fair value of our interest rate swaps, interest and finance expenses were $15.6 million, reflecting $152.3 million of indebtedness as of December 31, 2012 (net of the $0.048 million of unamortized BCF treated as a debt discount to the 7% Notes). The expense for 2011 included a $8.2 million non-cash charge from the amortization of the BCF embedded in the 7% Notes. Excluding the amortization of the BCF and a $0.6 million gain resulting from the change in the fair value of our interest rate swaps, interest and finance expenses were $15.1 million, reflecting the portion of the indebtedness from continuing operations during the year ended December 31, 2011. Furthermore, during the year ended December 31, 2011, we received interest income of $0.1 million.

Loss on extinguishment of convertible notes

In connection with the restructuring of the Company’s debt, on May 22, 2012, Cyprus Popular Bank Public Co. Ltd. (formerly, Marfin Egnatia Bank S.A.) entered into an agreement with Focus Maritime Corp. for the conversion of its remaining $124.9 million of the 7% Notes, together with interest accrued thereon and future interest payments and an additional fee payable to Focus Maritime Corp. as an inducement for the conversion, into approximately 264.9 million common shares of the Company. As a result, we recorded an aggregate loss of $293.1 million, which is related to the non-cash loss from the settlement with common shares of the 7% Notes to Focus Maritime Corp.

Other expense, net

Other expense, net was $3.5 million during the year ended December 31, 2012, compared to $1.5 million during the year ended December 31, 2011. Both amounts are mainly attributable to restructuring expenses as a result of our decision to enter into restructuring discussions with each of our lenders, due to the economic conditions and operational difficulties experienced by the Company.

Loss from discontinued operations

Loss from discontinued operations was $1.8 million for the year ended December 31, 2012, compared to a loss of $166.7 million for the year ended December 31, 2011. The decrease was attributable to $150.2 million in impairment losses recognized in the year ended December 31, 2011, a decrease in interest and finance expenses, net of $23.0 million, a decrease in depreciation and amortization expenses of $35.8 million, and a decrease in gain on sale of vessels of $35.9 million. These amounts were partially offset by a non-cash loss from the settlement with common shares to Prime Shipping Holding Ltd, an affiliate of Lemissoler Maritime Company W.L.L. (“Lemissoler”), of the outstanding liability to Lemissoler of $50.6 million and a decrease in income from operational activities of $29.4 million in the year ended December 31, 2012.

Net Loss Attributable to NewLead Holdings’ Shareholders

Loss from investments in Joint Ventures was $2.5 million for the year ended December 31, 2012, compared to nil during the same period in 2011. The loss was due to marketing and administrative services, start up fees and other general and administrative expenses.

Loss from continuing operations was $402.1 million and $123.7 million for the years ended December 31, 2012 and 2011, respectively.

Net loss for the years ended December 31, 2012 and 2011 was $403.9 million and $290.4 million, respectively. These losses included loss from discontinued operations of $1.8 million and $166.7 million in the years ended December 31, 2012 and 2011, respectively, which were related primarily to our restructuring process and resulted in the sale of certain dry bulk and all of the tanker vessels of the Company.

Net loss attributable to the noncontrolling interest was $1.4 million compared to nil during the same period in 2011.

Net loss attributable to NewLead Holdings’ shareholders for the year ended December 31, 2012 was $402.6 million compared to a loss of $290.4 million for the year ended December 31, 2011.